Exhibit 99.1

BIG TREE CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise note)

	As of
	December 31, 2025	June 30, 2025
	USD	USD
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	4,498,438	1,659,930
Accounts receivables, net	5,295	175,058
Prepaid expenses and other current assets	599,087	581,169
Inventories, net	-	13,415
Current assets held-for-sale	-	1,409,985
Total current assets	5,102,820	3,839,557
Non-current assets:
Property and equipment, net	2,855,459	2,569,561
Intangible assets, net	1,902,556	2,037,043
Right-of-use assets	991,147	1,120,202
Deferred tax assets	708,490	483,870
Non-current assets held-for-sale	-	932,646
Total non-current assets	6,457,652	7,143,322
TOTAL ASSETS	11,560,472	10,982,879
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Long-term loans - current	1,429,981	-
Accounts payables	5,139	185,997
Contract liabilities	-	51,253
Accrued expenses and other current liabilities	526,262	952,203
Operating lease liabilities - current	356,694	354,123
Amounts due to related parties	1,065,530	657,426
Current liabilities held-for-sale	-	1,181,257
Total current liabilities	3,383,606	3,382,259
Non-current liabilities:
Long-term loans	-	1,395,946
Amounts due to a related party, non-current	2,513,495	3,042,765
Operating lease liabilities - non-current	726,311	838,982
Other non-current liabilities	1,066,282	1,066,282
Non-current liabilities held-for-sale	-	135,209
Total non-current liabilities	4,306,088	6,479,184
TOTAL LIABILITIES	7,689,694	9,861,443
Shareholders’ equity:
Ordinary shares (par value of US$0.002 per share; 25,000,000 ordinary shares authorized, nil and 4,348,646 ordinary shares issued and outstanding as of December 31, 2025 and June 30, 2025, respectively)*	-	8,697
Class A ordinary shares (par value of US$0.002 per share; 20,000,000 Class A ordinary shares authorized, 1,251,873 and nil Class A ordinary shares issued and outstanding as of December 31, 2025 and June 30, 2025, respectively)*	2,503	-
Class B ordinary shares (par value of US$0.002 per share; 5,000,000 Class B ordinary shares authorized, 3,500,000 and nil Class B ordinary shares issued and outstanding as of December 31, 2025 and June 30, 2025, respectively)*	7,000	-
Additional paid-in capital	42,520,901	37,235,743
Accumulated deficit	(39,417,948)	(37,428,238)
Accumulated other comprehensive income	431,627	357,230
Total BIG TREE CLOUD HOLDINGS LIMITED’s shareholders’ equity	3,544,083	173,432
Non-controlling interests	326,695	948,004
TOTAL SHAREHOLDERS’ EQUITY	3,870,778	1,121,436
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,560,472	10,982,879

*	The shares and per share information are presented on a retroactive basis to reflect the Share Consolidation by consolidating each 20 ordinary shares, and the redesignation of ordinary shares into Class A ordinary shares and Class B ordinary shares, effective on February 23, 2026.

BIG TREE CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended December 31,
	2025	2024
	USD	USD
	(Unaudited)
Net revenue	504,145	1,039,851
Cost of revenues	(490,876)	(367,274)
Gross profit	13,269	672,577

Operating expenses
Selling expenses	(202,026)	(363,777)
General and administrative expenses	(1,920,033)	(2,403,721)
Total operating expenses	(2,122,059)	(2,767,498)
Operating loss	(2,108,790)	(2,094,921)

Other (expenses) income, net
Financial expenses	(165,056)	(169,141)
Financial income	8,631	1,019
(Loss)/gain on deregistration and disposal of subsidiaries, net	(10,308)	4,788,377
Other expenses, net	(23,648)	(50,820)
Total other (expenses)/income, net	(190,381)	4,569,435

(Loss)/income before income tax provision	(2,299,171)	2,474,514
Income tax benefit/(expense)	247,955	(595,056)
(Loss)/income from continuing operations, net of tax	(2,051,216)	1,879,458
Income from discontinued operation, net of tax	13,872	-
Net (loss)/income	(2,037,344)	1,879,458
Less: net loss attributable to non-controlling interests from continuing operations	(54,432)	-
Less: net income attributable to non-controlling interests from discontinued operation	6,798	-
Net (loss)/income attributable to ordinary shareholders of the Company	(1,989,710)	1,879,458

Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustments	87,561	(45,994)
Total comprehensive (loss)/income	(1,949,783)	1,833,464
Less: comprehensive income attributable to non-controlling interests from continuing operations	(41,268)	-
Less: comprehensive loss attributable to non-controlling interests from discontinued operation	6,798	-
Total comprehensive (loss)/income attributable to ordinary shareholders of the Company	(1,915,313)	1,833,464

(Loss)/earnings per share from continuing operations*
- Basic and diluted	(0.4509)	0.5720
Earnings per share from discontinued operations*
- Basic and diluted	0.0030	-
Weighted average shares used in calculating net earnings per share*
- Basic and diluted	4,549,158	3,281,599

*	The shares and per share information are presented on a retroactive basis to reflect the Share Consolidation by consolidating each 20 ordinary shares, and the redesignation of ordinary shares into Class A ordinary shares and Class B ordinary shares, effective on February 23, 2026.

BIG TREE CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary shares*		Class A ordinary shares*		Class B ordinary shares*		Additional paid-in	Accumulated	Accumulated other comprehensive	Total BIG TREE CLOUD HOLDINGS LIMITED’s shareholders’	Non- controlling	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	Deficits	income	(deficit)/equity	interests	(deficit)/equity
		USD		USD		USD	USD	USD	USD	USD	USD	USD
Balance as of July 1, 2024	2,854,027	5,708	-	-	-	-	-	(4,898,117)	313,612	(4,578,797)	-	(4,578,797)
Net income	-	-	-	-	-	-	-	1,879,458	-	1,879,458	-	1,879,458
Foreign currency translation	-	-	-	-	-	-	-	-	(45,994)	(45,994)	-	(45,994)
Balance as of December 31, 2024 (Unaudited)	2,854,027	5,708	-	-	-	-	-	(3,018,659)	267,618	(2,745,333)	-	(2,745,333)

Balance as of July 1, 2025	4,348,646	8,697	-	-	-	-	37,235,743	(37,428,238)	357,230	173,432	948,004	1,121,436
Net loss	-	-	-	-	-	-	-	(1,989,710)	-	(1,989,710)	(47,634)	(2,037,344)
Insurance of ordinary shares in a registered direct offering	403,227	806	-	-	-	-	4,509,187	-	-	4,509,993	-	4,509,993
Capital contribution from shareholders	-	-	-	-	-	-	775,971	-	-	775,971	97,715	873,686
Transfer out of noncontrolling interest due to the disposal of a subsidiary	-	-	-	-	-	-	-	-	-	-	(684,554)	(684,554)
Redesignation of ordinary shares into Class A ordinary shares	(1,251,873)	(2,503)	1,251,873	2,503	-	-	-	-	-	-	-	-
Redesignation of ordinary shares into Class B ordinary shares	(3,500,000)	(7,000)	-	-	3,500,000	7,000	-	-	-	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	-	74,397	74,397	13,164	87,561
Balance as of December 31, 2025 (Unaudited)	-	-	1,251,873	2,503	3,500,000	7,000	42,520,901	(39,417,948)	431,627	3,544,083	326,695	3,870,778

*	The shares and per share information are presented on a retroactive basis to reflect the Share Consolidation by consolidating each 20 ordinary shares, and the redesignation of ordinary shares into Class A ordinary shares and Class B ordinary shares, effective on February 23, 2026.

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